

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

Mr. Tan Swe Poo
Chief Executive Officer
Royale Globe Holding Inc.
68, Soi Suphaphong 3
Yak 8, Sirinakarn 40 Road
Nonghob, Praver, 10250 Bangkok, Thailand

> **Re:** **Royale Globe Holding Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2013**
> **Filed January 28, 2014**
> **File No. 000-54292**

Dear Mr. Poo:

We issued comments on the above captioned filing on October 22, 2014. On November 7, 2014 we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact John Coleman at (202) 551-3610 or John Reynolds at (202) 551-3790 if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director